September 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: DBX ETF Trust
Issuer CIK: 0001503123
Issuer File Number: 333-170122/811-22487
Form Type: 8-A12B
Filing Date: September 29, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Xtrackers MSCI EAFE 50% Hedged Equity ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications